UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated February 27, 2014 containing the Company's fourth quarter and full year 2013 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: March 3, 2014	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1
FRONTLINE LTD.
FOURTH QUARTER AND FULL YEAR 2013 RESULTS

Highlights

•	Frontline reports a net loss attributable to the Company of $13.0 million for the fourth quarter of 2013, equivalent to a loss per share of $0.15.

•	Frontline reports a net loss attributable to the Company of $188.5 million for the year ended December 31, 2013, equivalent to a loss per share of $2.36.

•	Frontline reports a net loss, excluding impairment loss on vessels, attributable to the Company of $84.8 million for the year ended December 31, 2013, equivalent to a loss per share of $1.06.

•	Frontline will not pay a dividend for the fourth quarter of 2013.
•	Frontline issued 1,193,300 new shares in the fourth quarter further to the ATM offering launched in June 2013.
•
In January 2014, Frontline increased the amount that may be raised from the ATM from up to $40.0 million to up to $100.0 million. Frontline issued 8,829,063 new shares under the ATM during January 2014.

Fourth Quarter and Full Year 2013 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss attributable to the Company of $13.0 million in the fourth quarter, equivalent to a loss per share of $0.15, compared with a net loss of $36.4 million in the preceding quarter, equivalent to a loss per share of $0.46. The net loss attributable to the Company in the fourth quarter includes a net gain of $13.8 million, which was recognized on the lease terminations of the VLCCs Front Champion and Golden Victory and a loss of $12.7 million, which was recognized on the conversion of $25.0 million of the Company's convertible bonds into cash and shares.

Following the termination of the lease on the Company's final OBO carrier, Front Guider, in the first quarter of 2013 the results of the OBO carriers have been recorded as discontinued operations in accordance with U.S. generally accepted accounting principles.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the fourth quarter by the Company's VLCCs and Suezmax tankers were $22,400 and $12,900, respectively, compared with $16,100 and $12,400, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $21,600 and $12,900, respectively, compared with $13,900 and $12,400, respectively, in the preceding quarter.

Contingent rental expense in the fourth quarter relates to the amended charter parties for four vessels leased from German KGs vessels. Contingent rental income in the third quarter is primarily due to the release of an accrual, which was not required at September 30.

Ship operating expenses decreased by $3.8 million compared with the preceding quarter due to a $1.5 million decrease in dry docking costs and a decrease in running expenses following lease terminations/vessel redeliveries.

Following the redelivery of the chartered-in VLCC DHT Eagle on May 8, 2013, the Company no longer has any vessels chartered-in under operating leases.

Interest expense, net of capitalized interest, was $22.4 million in the fourth quarter of which $6.2 million relates to the Company's subsidiary Independent Tankers Corporation Limited ("ITCL").

Frontline announces a net loss attributable to the Company of $188.5 million for the year ended December 31, 2013, equivalent to a loss per share of $2.36. The average daily TCEs earned in the spot and period market in the year ended December 31, 2013 by the Company's VLCCs and Suezmax tankers were $17,400 and $13,400, respectively, compared with $22,200 and $15,200, respectively, in the year ended December 31, 2012. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $15,400 and $13,400, respectively, in the year ended December 31, 2013 compared with $22,400 and $15,200, respectively, in the year ended December 31, 2012.

As of December 31, 2013, the Company had total cash and cash equivalents of $53.8 million and restricted cash of $68.4 million. Restricted cash includes $66.2 million relating to deposits in ITCL.

The Company estimates average total cash cost breakeven rates for the remainder of 2014 on a TCE basis for VLCCs and Suezmax tankers of approximately $23,100 and $18,100 respectively.

Fleet Development

In October 2013, we agreed with Ship Finance International Limited ("Ship Finance") to terminate the long term charter parties for the 1998 and 1999 built VLCCs Front Champion and Golden Victory, and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. We have agreed to a compensation payment to Ship Finance of $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory had the highest charter rates among the vessels Frontline has chartered in from Ship Finance and the level of compensation is a reflection of this.

Newbuilding Program

As of December 31, 2013 the Company was committed to make newbuilding installments of $87.9 million with expected payment in 2014.

Corporate

In October 2013, the Company entered into a private agreement to exchange $25.0 million of the outstanding principal amount of its 4.50% Convertible Bond Issue 2010/2015 (the "Convertible Bonds"), for an aggregate of 6,474,827 ordinary shares and a cash payment of $2.25 million. As of December 31, 2013, $190.0 million of the Convertible Bonds were outstanding.

86,511,713 ordinary shares were outstanding as of December 31, 2013, and the weighted average number of shares outstanding for the quarter was 84,389,254.

Frontline issued 8,829,063 new shares under the ATM during January 2014. 95,340,776 ordinary shares were outstanding as of February 26, 2014.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the fourth quarter of 2013 was WS 53, representing an increase of WS 17 point from the third quarter of 2013 and WS10 above the fourth quarter of 2012. The flat rate increased by 9.1 percent from 2012 to 2013.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the fourth quarter of 2013 was WS 66, representing an increase of WS 10 points from the third quarter of 2013 and an increase of WS 5 points from the fourth quarter of 2012. The flat rate increased by 9.3 percent from 2012 to 2013.

Bunkers at Fujairah averaged $615/mt in the fourth quarter of 2013 compared to $660/mt in the third quarter of 2013. Bunker prices varied between a high of $629/mt on November 1st and a low of $604.5/mt on October 2nd.

The International Energy Agency's ("IEA") February 2014 report stated an OPEC crude production, including Iraq, of 29.8 million barrels per day (mb/d) in the fourth of 2013. This was a decrease of 0.8 mb/d compared to the third quarter of 2013 due to Libyan production collapsing and Iraq not able to sustain the record levels seen earlier in the year.

The IEA estimates that world oil demand averaged 92.2 mb/d in the fourth quarter of 2013, which is an increase of 0.2 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2014 will be 92.6 mb/d, representing an increase of 1.4 percent or 1.3 mb/d from 2013.

The VLCC fleet totalled 623 vessels at the end of the fourth quarter of 2013, unchanged from the previous quarter. Seven VLCCs were delivered during the quarter, seven were removed. The order book increased by 26 vessels and counted 82 vessels at the end of the fourth quarter which represents 13 percent of the VLCC fleet. According to Fearnleys, the single hull fleet stands unchanged at one vessel.

The Suezmax fleet totaled 446 vessels at the end of the fourth quarter, down from 447 vessels at the end of the previous quarter. One vessel was delivered during the third quarter whilst two were removed. The order book counted 40 vessels at the end of the fourth quarter which represents approximately nine percent of the Suezmax fleet. According to Fearnley's, the single hull fleet is down to three vessels, two less than the previous quarter.

Strategy and Outlook

The recent increase in rates which began in the second half of last year is a sign of an improved balance in the tanker market and the Company expects that the supply/demand balance will improve further. However this is a fine balance which can easily be changed by increased fleet supply caused by increased ballast speed, decrease in vessel scrapping and aggressive newbuilding ordering.

As of December 31, 2013 Frontline had total debt and lease obligations, excluding non-recourse debt in ITCL of $1,058 million comprised of $727 million in capital lease obligations to Ship Finance, $78 million in notes payable to Ship Finance, $63 million in capital lease obligations to German KGs and $190 million in convertible bond loan. A full repayment of this debt is, to a large extent, dependent on a sustained improvement in tanker rates in the years to come.

The balance sheet has been strengthened from the raising of $40 million in new equity in January 2014 and the outlook has improved for the tanker market. This improves the financial position of the Company and creates opportunities going forward. The recent positive development in the tanker market is likely to give a better operating result (excluding one time gains and losses) in the first quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
February 26, 2014

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2012 Oct-Dec	2013 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2013 Jan-Dec	2012 Jan-Dec
152,781	143,571	Total operating revenues	517,190	578,361
14,887	13,826	Gain on sale of assets and amortization of deferred gains	23,558	34,759
83,026	80,170	Voyage expenses and commission	299,741	269,845
27,232	23,221	Ship operating expenses	109,872	118,381
3,580	1,709	Contingent rental (income) expense	(7,761)	22,456
6,362	-	Charter hire expenses	4,176	37,465
9,224	8,460	Administrative expenses	31,628	33,906
4,726	-	Impairment loss on vessels	103,724	4,726
26,945	23,421	Depreciation	99,802	107,437
161,095	136,981	Total operating expenses	641,182	594,216
6,573	20,416	Net operating (loss) income	(100,434)	18,904
40	2	Interest income	83	130
(23,026)	(22,417)	Interest expense	(90,718)	(94,089)
(171)	493	Share of results from associated companies	13,539	(4)
(16)	32	Foreign currency exchange (loss) gain	(92)	84
(536)	-	Mark to market (loss) gain on derivatives	(585)	(1,725)
-	(12,654)	Debt conversion expense	(12,654)	-
-	-	Gain on redemption of debt	-	4,600
338	328	Other non-operating items	1,267	1,244
(16,798)	(13,800)	Net loss before tax and noncontrolling interest	(189,594)	(70,856)
(122)	(9)	Taxes	(284)	(379)
(16,920)	(13,809)	Net loss from continuing operations	(189,878)	(71,235)
(3)	(188)	Net loss from discontinued operations	(1,204)	(12,540)
(16,923)	(13,997)	Net loss	(191,082)	(83,775)
357	966	Net loss attributable to noncontrolling interest	2,573	1,021
(16,566)	(13,031)	Net loss attributable to Frontline Ltd.	(188,509)	(82,754)

$(0.21)	$(0.15)	Basic loss per share attributable to Frontline Ltd.	$(2.36)	$(1.06)

		Income on time charter basis ($ per day)*
19,300	22,400	VLCC	17,400	22,200
14,000	12,900	Suezmax	13,400	15,200
		Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

2012 Oct-Dec	2013 Oct-Dec	CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (in thousands of $)	2013 Jan-Dec	2012 Jan-Dec
(16,923)	(13,997)	Net loss	(191,082)	(83,775)
61	971	Unrealized gain from marketable securities	915	527
22	18	Foreign currency translation (loss) gain	(63)	97
83	989	Other comprehensive income	852	624
(16,840)	(13,008)	Comprehensive loss	(190,230)	(83,151)
(16,483)	(12,042)	Comprehensive loss attributable to Frontline Ltd.	(187,657)	(82,130)
(357)	(966)	Comprehensive loss attributable to noncontrolling interest	(2,573)	(1,021)
(16,840)	(13,008)		(190,230)	(83,151)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2013 Dec 31	2012 Dec 31
ASSETS
Short term
Cash and cash equivalents	53,759	137,603
Restricted cash	68,363	87,506
Other current assets	138,031	166,921
Long term
Newbuildings	29,668	26,913
Vessels and equipment, net	264,804	282,946
Vessels under capital lease, net	704,808	893,089
Investment in finance lease	48,819	51,374
Investment in unconsolidated subsidiaries and associated companies	58,658	40,633
Other long-term assets	695	1,236
Total assets	1,367,605	1,688,221

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	22,706	20,700
Current portion of obligations under capital lease	46,930	52,070
Other current liabilities	61,136	113,851
Long term liabilities
Long term debt	508,970	463,292
Obligations under capital lease	742,418	898,490
Other long term liabilities	3,496	8,669
Commitments and contingencies
Equity
Frontline Ltd. equity	(26,952)	119,675
Noncontrolling interest	8,901	11,474
Total equity	(18,051)	131,149
Total liabilities and equity	1,367,605	1,688,221

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2012 Oct-Dec	2013 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2013 Jan-Dec	2012 Jan-Dec
		OPERATING ACTIVITIES
(16,923)	(13,997)	Net loss	(191,082)	(83,775)
		Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
28,088	24,241	Depreciation and amortization	102,184	115,388
(1)	29	Unrealized foreign currency exchange loss (gain)	20	(3)
2,560	(13,826)	Gain on sale of assets and amortization of deferred gains	(22,711)	(16,813)
-	744	Contingent rental income	(8,726)	-
171	(493)	Equity (earnings) losses of associated companies	(13,539)	4
18,901	-	Impairment loss on vessels	103,724	32,042
-	-	Gain on repurchase of convertible bond debt	-	(4,600)
-	12,654	Debt conversion expense	12,654	-
(164)	12	Provision for doubtful debts	55	5,370
(100)	(122)	Other, net	(529)	168
(8,830)	(3,011)	Change in operating assets and liabilities	(24,734)	20,793
23,702	6,231	Net cash (used in) provided by operating activities	(42,684)	68,574

		INVESTING ACTIVITIES
(11,771)	(9,127)	Change in restricted cash	19,143	13,060
(13,002)	(813)	Additions to newbuildings, vessels and equipment	(2,504)	(14,503)
488	578	Finance lease payments received	2,156	1,824
(1,605)	(10,889)	Net proceeds from sale of vessels and equipment	(4,518)	10,619
-	-	Net investment in associated companies	(5,509)	(13,548)
(25,890)	(20,251)	Net cash provided by (used in) investing activities	8,768	(2,548)

		FINANCING ACTIVITIES
-	3,312	Net proceeds from issuance of shares	4,802	-
-	-	Proceeds from long-term debt, net of fees paid	19,798	-
(872)	(2,652)	Repayment of long-term debt	(24,183)	(24,921)
(23,821)	(12,160)	Repayment of capital leases	(50,345)	(64,068)
(24,693)	(11,500)	Net cash used in financing activities	(49,928)	(88,989)

(26,881)	(25,520)	Net decrease in cash and cash equivalents	(83,844)	(22,963)
164,484	79,279	Cash and cash equivalents at start of period	137,603	160,566
137,603	53,759	Cash and cash equivalents at end of period	53,759	137,603

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2013 Jan-Dec	2012 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	77,858,502	77,858,502
Shares issued	8,653,211	-
Balance at beginning and end of period	86,511,713	77,858,502

SHARE CAPITAL
Balance at beginning of period	194,646	194,646
Capital reduction	(116,788)	-
Shares issued	8,654	-
Balance at end of period	86,512	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	821	225,769
Capital reduction	116,788	-
Stock option expense	161	821
Shares issued	3,285	-
Net share premium arising on debt conversion	28,930	-
Transfer to contributed surplus	-	(225,769)
Balance at end of period	149,985	821

CONTRIBUTED SURPLUS
Balance at beginning of period	474,129	248,360
Transfer from additional paid in capital	-	225,769
Balance at end of period	474,129	474,129

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(4,155)	(4,779)
Other comprehensive income	852	624
Balance at end of period	(3,303)	(4,155)

RETAINED DEFICIT
Balance at beginning of period	(545,766)	(463,012)
Net loss	(188,509)	(82,754)
Balance at end of period	(734,275)	(545,766)

FRONTLINE LTD. EQUITY	(26,952)	119,675

NONCONTROLLING INTEREST
Balance at beginning of period	11,474	12,495
Net loss	(2,573)	(1,021)
Balance at end of period	8,901	11,474

TOTAL EQUITY	(18,051)	131,149

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2012.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2012.

3.	DISCONTINUED OPERATIONS

The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and will present the operations of a vessel class as discontinued when all of those vessels either meet the criteria for held for sale or are sold.

Following the termination of the lease on the Company's final OBO carrier, Front Guider, in the first quarter of 2013 the results of the OBO carriers have been recorded as discontinued operations.

4.      IMPAIRMENT LOSS

The Company has recorded a vessel impairment loss of $22.4 million in the third quarter and an impairment loss of $81.3 million in the second quarter. The third quarter impairment loss relates to two vessels leased from Ship Finance (Front Champion and Golden Victory). The second quarter impairment loss relates to three vessels leased from Ship Finance (Front Century, Front Champion and Golden Victory). Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

5.      DEBT

In October 2013, the Company entered into a private agreement to exchange $25.0 million of the outstanding principal amount of its 4.50% Convertible Bond Issue 2010/2015 (the "Convertible Bonds") for an aggregate of 6,474,827 ordinary shares and a cash payment of $2.25 million. While the Company recorded a debt conversion expense of $12.7 million in the fourth quarter, the overall impact of this transaction was an increase in equity of $22.75 million being the carrying value of the bonds that were converted less the cash payment. As of December 31, 2013, $190.0 million of the Convertible Bonds were outstanding. The conversion price of the Convertible Bonds at December 31, 2013 and December 31, 2012 was $36.5567.

6.      SHARE CAPITAL

In June 2013, the Company entered into an equity distribution agreement with Morgan Stanley & Co. LLC, ("Morgan Stanley") under which the Company may, at any time and from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $40.0 million through Morgan Stanley in an at-the-market ("ATM") offering. The Company issued 2,178,384 new ordinary shares under the program during 2013.  86,511,713 ordinary shares were outstanding as of December 31, 2013.

7.      RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance, a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance contingent rental expense and profit share based on the earnings of these vessels.

In October 2013, we agreed with Ship Finance International Limited, or Ship Finance, to terminate the long term charter parties for the 1998 and 1999 built VLCCs Front Champion and Golden Victory, and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance and the Company recorded a net gain of $13.8 million in the fourth quarter. We have agreed to a compensation payment to Ship Finance of $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory had the highest charter rates among the vessels Frontline has chartered in from Ship Finance and the level of compensation is a reflection of this.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

8.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2013, the Company was committed to make newbuilding installments of $87.9 million with expected payment in 2014

9.      SUBSEQUENT EVENTS

In January 2014, the Company increased the amount that may be raised from the ATM from up to $40.0 million to up to $100.0 million. The Company has issued 8,829,063 new ordinary shares under the program since December 31, 2013. 95,340,776 ordinary shares were outstanding as of February 26, 2014.